December 5, 2024

Li He
Chief Financial Officer
MicroAlgo Inc.
Unit 507, Building C, Taoyuan Street,
Long Jing High and New Technology Jingu Pioneer Park,
Nanshan District, Shenzhen, People   s Republic of China

       Re: MicroAlgo Inc.
           Registration Statement on Form F-3
           Filed November 29, 2024
           File No. 333-283522
Dear Li He:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Chihang Kuok, Esq.